UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________ to ______________

Commission file number: 0-19065

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sandy Spring Bancorp, Inc.
17801 Georgia Ave.
Olney, Maryland 20832

Item 4. Financial Statements and Exhibits.

(a) Financial Statements:

Financial statements of the Sandy Spring Bancorp Cash and Deferred Profit Sharing Plan for the year ended December 31, 2006, prepared in accordance with the financial reporting requirements of ERISA.

1. Report of Independent Registered Public Accounting Firm
2. Statements of Net Assets Available for Plan Benefits
3. Statement of Changes in Net Assets Available for Plan Benefits
4. Notes to Financial Statements
5. Supplemental Schedule Relating to ERISA and DOL Regulations

(b) Exhibits:

23. Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sandy Spring Bancorp Cash and Deferred
Profit Sharing Plan
(Name of Plan)

By: Sandy Spring Bancorp, Inc.
Plan Sponsor and Administrator

Date: June 27 2007

Hunter R. Hollar, President and
Chief Executive Officer
Sandy Spring Bancorp, Inc.

11K06 f2107

Sandy Spring Bancorp, Inc. Cash And Deferred Profit Sharing Plan

Financial Report
December 31, 2006

McGladrey & Pullen
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants
Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan
Olney, Maryland

We have audited the accompanying statements of net assets available for benefits of Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relations to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Baltimore, Maryland
June 26, 2007

Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statements Of Net Assets Available For Benefits	2
Statement Of Changes In Net Assets Available For Benefits	3
Notes To Financial Statements	4 - 7
Supplementary Information	
Schedule Of Assets (Held At End Of Year)	8

Sandy Spring Bancorp, Inc. Cash And Deferred Profit Sharing Plan

Statements Of Net Assets Available For Benefits
December 31, 2006 and 2005

	2006	2005
Assets		
Investments	**$ 42,147,067**	$ 34,426,605
Receivables:		
Employer Contributions	**160,960**	1,562,068
Participant Contributions	**320,158**	301,402
Accrued Interest	**42,692**	40,175
	523,810	1,903,645
Total assets	**42,670,877**	36,330,250
Liabilities		
Excess Contribution Refundable	**-**	78,940
Accrued Administrative Expenses	**1,350**	-
Total liabilities	**1,350**	78,940
Net assets available for benefits	**$ 42,669,527**	$ 36,251,310

See Notes To Financial Statements.

Sandy Spring Bancorp, Inc. Cash And Deferred Profit Sharing Plan

Statement Of Changes In Net Assets Available For Benefits
Year Ended December 31, 2006

Additions to net assets attributed to:	
Investment income:	
Net appreciation in fair value of investments	$ 2,873,682
Interest and dividends	2,081,194
Total:	4,954,876
Contributions:	
Participant	3,155,004
Employer	1,361,306
Rollover	233,338
Total:	4,749,648
Total additions	9,704,524
Deductions from net assets attributed to:	
Benefits paid to participants	3,230,442
Administrative expenses	55,865
Total deductions	3,286,307
Net increase	6,418,217
Net assets available for benefits:	
Beginning	36,251,310
Ending	$ 42,669,527

See Notes To Financial Statements.

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Notes to Financial Statements

Note 1. Plan Description And Significant Accounting Policies

Plan description: The following description of Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering substantially all employees of Sandy Spring Bancorp and its related companies (the Company) who are age eighteen or older, and are credited with three months of eligibility service, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employee contributions: Each year, participants may authorize their employer to defer up to 100% of their annual compensation for contribution to the Plan in accordance with procedures established by the plan administrator. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Amounts deferred will not currently be subject to federal or state income taxation until withdrawn from the Plan upon retirement, death or disability or other separation from service. Earnings on such contributions will accumulate income tax deferred until the account is distributed. Participants may also contribute amounts representing qualified rollover distributions from other qualified defined benefit or defined contribution plans.

Employer contributions: The Company contributes a percentage of base compensation that its participating employee defers to the Plan. For the 2006 plan year, employer match was made in accordance with the following Safe Harbor formula: 100% of the first 3% of base compensation, and 50% of the next 2% of base compensation. Each year, the Company, at its discretion, may elect to pay a profit sharing bonus. For the year ended December 31, 2006, there was no bonus. The Company amended the Plan effective 01/01/2005 to adopt an annualized match (True Up). The True Up is calculated by the TPA, and paid out, to those eligible, at the end of the compliance testing process following the end of the Plan year.

Participant accounts: Each participant's account is credited with the participant's contribution and allocations of (a) its employer's contribution and, (b) Plan earnings/losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants may self direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers 19 mutual funds and the Company's common stock as investments.

Vesting: Participants are immediately vested in their contributions and any profit sharing contributions plus actual earnings thereon. Vesting is also immediate in any Safe Harbor employer matching contributions made after December 31, 2005. Vesting in the employer's matching contribution made prior to January 1, 2006, is based on years of continuous service. A participant vests 20% per year after one year of service, and is 100% vested after five years of credited service.

Participant loans: Participants may borrow up to 50% of their fund accounts. Loan requests may not be less than $1,000, and may not exceed $50,000. The loans are secured by the balance in the participant's account and bear an interest rate reasonable at the time the loan is made. Loan interest rates are based on the prime rate at the time of the loan's inception. There is also a $150 loan origination fee, which is taken from the participant's account. Principal and interest is paid ratably through bi-weekly payroll deductions.

Note 1. Plan Description And Significant Accounting Policies (Continued)

Payment of benefits: Upon termination of service due to termination, retirement or total and permanent disability before retirement, participants are entitled to receive the full vested value of their accounts. Upon the participant's death, the value of a participant's account is paid to the participant's beneficiary. Participant account balances may be paid in a lump sum. If the total value of a participant's vested account balances is $1,000 or less, the plan administrator may require a distribution of the entire account balance in a lump sum. A participant may elect a hardship distribution prior to separation of service provided the participant meets the hardship distribution requirements of the Plan.

Forfeited accounts: At December 31, 2006, forfeited nonvested accounts totaled $12,149.These accounts will be used to reduce future employer contributions. During 2006, forfeitures totaling $37,484 were used to fund employer contributions.

Expenses of the Plan: The Plan's administrative expenses are paid by either the Plan, or the Plan sponsor as provided by the Plan document. Five of the investment vehicle options assess short term redemption fees, which are charged against net appreciation. Those funds are: Royce Micro Cap, UMB Scout Small Cap, Pimco Total Return, Oakmark Equity and Income, and the T. Rowe Price Real Estate. The Company paid $68,322 to EPIC and $23,759 to SunGard, for a total of $92,081 in administration expenses attributable to the 2006 plan year. Of this amount, the Company passed through $55,766 to the plan, to be borne by the plan participants. In addition, the Company incurred substantial additional plan administration costs incurred by its HR and Legal Departments and Trust Division that were not charged to the participants.

A summary of the Plan's significant accounting policies follows:

Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition: Investments in marketable equity securities are reported at fair value based on quoted market prices. Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund, which represents the net asset value of the shares held by the fund at year-end. Money market accounts are stated at cost. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a settlement-date basis. Interest income is recorded on the accrual basis. Dividends are reported on the ex-dividend date.

Payment of benefits: Benefits are recorded when paid.

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Notes to Financial Statements

Note 2. Investments

The following presents investments at December 31, 2006 and 2005 that represent 5% or more of the Plan's net assets:

	Balance		
	2006	2005	
Dodge & Cox Stock Fund	$4,584,841	$3,331,557	
Government Obligations Tax Managed Fund #636	3,355,547	3,100,196	
Morgan Stanley International Fund	2,172,490	1,470,930	*
Neuberger & Berman Genesis Trust	2,587,722	2,590,409	
Royce Micro-Cap Fund	2,897,414	2,279,412	
T.Rowe Price Real Estate Fund	2,632,146	2,063,623	
Sandy Spring Bancorp, Inc. common stock	9,729,448	9,058,510	
Other Investments	14,187,459	10,531,968	
	$42,147,067	$34,426,605	

* Amount was less than 5% of plan assets in the year indicated.

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,873,682 as follows:

Mutual Funds	$2,028,434
Common Stock	845,248
	$2,873,682

Note 3. Risks and Uncertainties

The Plan invests in equity securities and mutual funds, and participant loans. Such investments are exposed to various risks such as market and credit. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment balances and the amounts reported in the financial statements.

Note 4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5. Tax Status

By letter dated October 30, 2002, the Internal Revenue Service has determined that the Plan is qualified and the trust established under the Plan is tax-exempt in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is designed and is currently being operating in compliance with the applicable requirements of the IRC.

Note 6. Related Party Transactions

The Plan allows participants to have salary deferral contributions as well as any employer contributions made during the year invested in the common stock of Sandy Spring Bancorp, Inc. Sandy Spring Bancorp, Inc. is the plan sponsor and, therefore, these transactions qualify as party-in-interest. Participants are not required to make investments in employer securities.

Note 7. Plan Amendment

The following amendments were made during the year ended December 31, 2006:

- The Plan was amended to convert to a Safe Harbor Plan, with standard Safe Harbor match.
- The Plan was amended to comply with the regulatory changes under 401(k)/(m).

Note 8. Trustee And Plan Administration

Trustee: Sandy Spring Bank is the trustee and custodian of the Plan's funds.

Plan administration: The Company is the plan administrator and is responsible for maintaining records on participants, determining eligibility for benefits, and interpreting and administering the provisions of the Plan.

Note 9. Operational Failures Corrections

During the years ended December 31, 1998 through December 31, 2001, the Plan had various operational failures related to contributions in excess of the IRC limitations. The Plan had entered the Voluntary Correction Program with the Internal Revenue Service (IRS) and in May 2006, reached a compliance agreement with the IRS. Under the agreement with the IRS, the Plan made distributions to certain participants. These distributions included the excess contributions plus earnings and totaled $69,333. The amounts due were accrued as excess contributions refundable on the statements of net assets available for benefits and excess contributions under deductions on the statement of changes in net assets available for benefits as of and for the year ended December 31, 2005 and were distributed during the year ended December 31, 2006. Additionally, to correct one of these errors, the Plan Sponsor made additional contributions to certain non highly compensated participants totaling $22,402. These amounts were accrued as employer contributions receivable on the statements of net assets available for benefits and as employer contributions under additions on the statement of changes in net assets available for benefits as of and for the year ended December 31, 2005 and were contributed to the Plan during the year ended December 31, 2006.

Note 10. Subsequent Events

The Plan has been amended, effective January 1, 2007, to charge terminated participants' accounts all fees associated with their individual accounts.

Sandy Spring Bancorp, Inc. Cash And Deferred Profit Sharing Plan

Schedule Of Assets (Held At End Of Year)
Form 5500, Schedule H, Item 4i
December 31, 2006

Employer Identification Number – 54-1708481
Plan Number – 002

(a)	(b) Identity of issuer	(c) Description of investment	(d) Cost **	(e) Current value
	American Funds Amcap	Mutual Fund		$ 1,904,787
	Calamos Growth	Mutual Fund		1,350,517
	Dodge & Cox Stock	Mutual Fund		4,584,841
	DWS Dreman Small Cap	Mutual Fund		24,747
	Hotchkis & Wiley Mid Cap Val	Mutual Fund		916,637
	Longleaf Partners	Mutual Fund		1,624,526
	MFS International New Discovery	Mutual Fund		837,327
	Government Obligations Tax Managed Fund #636	Money Market Fund		3,355,547
	Federated Government Obligations Fund #5	Money Market Fund		8,586
	Morgan Stanley Int'l Equity	Mutual Fund		2,172,490
	Neuberger & Berman Genesis	Mutual Fund		2,587,722
	Oakmark Equity & Investment	Mutual Fund		1,059,059
	PIMCO Total Return	Mutual Fund		1,952,869
	Royce Micro-Cap	Mutual Fund		2,897,414
	T. Rowe Price Personal Strategy	Mutual Fund		733,437
	T. Rowe Price Real Estate	Mutual Fund		2,632,146
	Vanguard 500 Index-Admiral	Mutual Fund		1,811,698
	Vanguard Inflation Prot Sec	Mutual Fund		795,419
	Vanguard Mid Cap Index	Mutual Fund		579,622
	Vanguard Short Term Fed	Mutual Fund		243,122
*	Sandy Spring Bancorp, Inc.	Common Stock		9,729,448
*	Sandy Spring Bancorp, Inc.	Cash Account		127,547
	Participants	Loans, ranging from 4.00%-8.25%, maturities through 2011		217,559
				$ 42,147,067

* Sandy Spring Bancorp, Inc. is the plan sponsor and therefore represents a party-in-interest.

** Cost is not required for participant-directed plan.

McGladrey & Pullen
Certified Public Accountants

McGladrey & Pullen, LLP
100 North Charles St., Ste. 1300
Baltimore, MD 21201-3821
O 410.347.5254 F 410.727.1936
www.mcgladrey.com

EXHIBIT 23

McGladrey & Pullen
Certified Public Accountants

Sandy Spring Bancorp, Inc.
Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

We consent to the incorporation by reference in Registration Statements No. 33-48453 and 33-29316 of Sandy Spring Bancorp, Inc. on Post Effective Amendment No. 2 to Form S-8 and Form S-8, respectively, of our report dated June 26, 2007 appearing in this Annual Report on Form 11-K of the Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan for the year ended December 31, 2006.

McGladrey & Pullen, LLP

/s/ McGladrey & Pullen, LLP
Baltimore, Maryland
June 26, 2007

END